Warszawa , 2004-03-29

04024370

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
APR 13 2004
WASH. D.C. 158 SECTION

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 5/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
APR 21 2004
THOMSON
FINANCIAL

dlw 4/20

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 5/2004

The Management Board of "Orbis" S.A. hereby informs about the receipt, from the Deutsche Bank, of a notice with a wording as follows below:

"Regarding: Notification about the number of shares in Orbis S.A. held by Deutsche Bank AG.

Acting by virtue of Article 147 section 1 point 2 in conjunction with Article 158a of the Act dated August 21, 1997 – the Law on Public Trading in Securities (published in the official journal "Dz.U." No 118, item 754, as further amended), Deutsche Bank AG with its corporate seat in Frankfurt, Germany, hereby notifies about the number of shares held in the company Orbis S.A. (hereinafter, the "Company"), their percentage share in the Company's initial capital as well as the number of votes and their percentage share in the total number of votes in the General Assembly of the Company's Shareholders.

Deutsche Bank AG holds the Company's shares though the following subsidiaries: DWS Investment S.A., Luxembourg, REIB International Holdings Limited and DWS Polska TFI S.A.

Number of shares/ *Liczba akcji*	4,144,378
% share in the share capital / *% kapitału zakładowego*	8.99%
(issued share capital/*liczba wyemitowanych akcji*)	(46,077,008 shares/*akcji*)
Number of votes/*Liczba głosów*	4,144,378
% share in the total number of votes/ *% ogólnej liczby głosów*	8.99%
(total number of votes/ *całkowita ilość głosów*)	(46,077,008 votes/ *głosów*)

	Shares/*Akcje*		Voting Rights/*Prawa głosu*	
	number/ *liczba*	%	number/ *liczba*	%
DWS Investment S.A.Luxembourg	402,848	0.87%	402,848	0.87%
REIB Inernational Holdings Ltd.	3,699,248	8.03%	3,699,248	8.03%
DWS Polska TFI S.A.	42,282	0.09%	42,282	0.09%
Total	4,144,378	8.99%	4,144,378	8.99%